Blue Sphere Corporation 8-K

Exhibit 17.2

Email Correspondence dated February 19, 2018

From: Lyron Bentovim

Sent: Monday, February 19, 2018

To: Shlomi Palas

Shlomi,

I reviewed the document (last evening’s version) and spent a sleepless night thinking about it, I don’t see how this agreement serves the interests on current shareholders or even of the company at large. Therefore I don’t see myself supporting this proposal.

It is clear this is the direction you want to proceed, please call me so we can agree on the best way to proceed. I am available until 8:30 AM.

Lyron

Lyron L. Bentovim